Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARAGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)
Earnings:
Income (loss) before income taxes	$(6,197)	$(2,471)	$(18,148)	$17,227	$25,878	$(31,887)	$(5,686)
Fixed charges, as calculated below	518	280	2,035	1,395	1,436	1,404	1,733
Amortization of capitalized interest	135	132	530	474	455	430	404
Less: Capitalized interest	(103)	(46)	(1,209)	(146)	(300)	(299)	(322)

Total earnings	$(5,647)	$(2,105)	$(16,792)	$18,950	$27,469	$(30,352)	$(3,871)

Computation of fixed charges:
Interest expense	341	180	609	958	784	584	810
Capitalized interest	103	46	1,209	146	300	299	322
Interest component of rent expense(1)	74	54	217	291	352	521	601

Total fixed charges	$518	$280	$2,035	$1,395	$1,436	$1,404	$1,733

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	N/A	N/A	N/A	13.58	19.13	N/A	N/A
Deficiency of earnings to combined fixed charges and preferred stock dividends(3)	$(6,165)	$(2,385)	$(18,827)	—	—	$(31,756)	$(5,604)

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.
(2)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.
(3)	We have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented